UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                                Caneum, Inc.
                              (Name of Issuer)


                       Common Stock, par value $.001
                       (Title of Class of Securities)


                                137515 10 2
                               (CUSIP Number)


                                Iain Allison
                             5 Ravenscroft Road
                              Henley on Thames
                               Oxon, RG9 2DH
                               United Kingdom
                              44-1491-571-521
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              January 30, 2008
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

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CUSIP No.  137515 10 2

1.   Names of Reporting Person.
     I.R.S. Identification Nos. of above persons (entities only).

     Iain Allison

2.   Check the Appropriate Box if a Member of a Group  (a) _____
                                                       (b) _____

3.   SEC Use Only

4.   Source of Funds          OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship              British Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power        707,261
     8.   Shared Voting Power      -0-
     9.   Sole Dispositive Power   707,261
     10.  Shared Dispositive Power -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     707,261 shares

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     6.5%(1)

14.  Type of Reporting Person

     IN

     (1) Based on 10,866,866 shares of common stock, par value $.001, outstanding on August 14, 2008, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2008.

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Item 1.  Security and Issuer

     Common stock, par value $.001
     Caneum, Inc., a Nevada corporation
     3101 West Coast Highway
     Suite 400
     Newport Beach, CA 92663-4401

Item 2.    Identity and Background

     (a)  Iain Allison
     (b)  5 Ravenscroft Road
          Henley on Thames
          Oxon, RG9 2DH
          United Kingdom
     (c)  Sales Contractor for Caneum India Pte. Ltd.
          C12C Supermart 1,
          DLF Phase 4,
          Gurgaon, Haryana
          1220022
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  British Citizen

Item 3.  Source and Amount of Funds or Other Consideration

     In 2006, Mr. Allison exchanged shares owned of Caneum India Pte. Ltd., formerly Continuum Systems Private Ltd., a subsidiary of the Issuer (Caneum India), for 424,357 shares of the Issuer. In 2007, Mr. Allison received 282,904 shares as an incentive bonus for performance of Caneum India.

Item 4.    Purpose of Transaction

     The shares were issued as an investment by and for compensation to Mr. Allison. Other than incentive shares to be issued based upon performance of Caneum India pursuant to a Marketing Agreement, the Reporting Person has no present plan or proposal which would relate to or would result in any of the events listed below:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;

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     (f)  Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) The Reporting Person beneficially owns a total of 707,261 shares representing 6.5%.
     (b) Mr. Allison has sole voting and dispositive power over 707,261 shares. Mr. Allison does not share voting or dispositive power for any shares.
     (c)  None
     (d)  Not applicable
     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Allison entered into a Marketing Agreement effective December 31, 2006, with the Issuer. The agreement provided that Mr. Allison provide world-wide marketing services for all existing and future products and services of Caneum India. For these services, Mr. Allison is eligible to receive an incentive payment of 235,754 shares on December 31, 2008, based upon Caneum India revenue.

Item 7.   Material to Be Filed as Exhibits

     Marketing Agreement (incorporated by reference as Exhibit 99.1 to the Issuer's Form 8 K/A-1 dated January 8, 2007 (filed January 8, 2007))

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                                  Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 29, 2008

/s/ Iain Allison
Iain Allison

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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